United Rentals, Inc.
5 Greenwich Office Park
Greenwich, CT 06831
August 12, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Cash Branch Chief

RE:	United Rentals, Inc.
United Rentals (North America), Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, April 30, 2009
Form 10-Q for the quarter ended March 31, 2009
Files No. 1-14387 and 1-13662
Ladies and Gentlemen:
                    Set forth below are the Company’s responses to the comment letter dated July 30, 2009 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.
Form 10-K for the year ended December 31, 2008
EBITDA GAAP Reconciliation
1.	Your current presentation of “EBITDA”, “Pro-forma EBITDA” and “Adjusted EBITDA” here, as well as in your Form 10-Q for the period ended March 31, 2009 and your Form 8-K filed on April 30, 2009, does not appear to comply with Item 10(e) of Regulation S-K. Please either delete your presentation of these non-GAAP measures in future filings or provide us a comprehensive explanation regarding why you believe these measures are appropriate and how you believe they comply with the requirements of Item 10(e) as a non-GAAP performance measure. To the extent that you are able to demonstrate the appropriateness of these measures and you continue to present them, please ensure that your disclosures specifically address the following:

•	Provide a more substantive and comprehensive discussion regarding how these measures provide useful information to investors.

•	Provide a more comprehensive discussion regarding why you believe these measures are reflective of changes in pricing decisions, cost controls and other factors that affect your operating performance.

•	Provide a comprehensive discussion regarding why you believe each item excluded from these measures is not indicative of your ongoing core operations. In this regard, it appears to us that many of these items are necessary recurring costs of running your business.

•	For each item you eliminate, please also present a discussion of the underlying nature of the item, why you eliminate it and the limitations associated with any performance measure that excludes each item.

•	Revise to eliminate your inclusion of the goodwill impairment charge that is included in your Form 10-K for the year ended December 31, 2008 and stock based compensation expense that is included in your Form 10-Q for the period ended March 31, 2009 in your presentation of EBITDA as these items do not comply with the term as defined. If you choose to include these items in an adjusted EBITDA measure, please provide a specific and comprehensive discussion regarding why eliminating your stock based compensation expense is appropriate given that it appears to be a typical cost of running your business and why you believe your goodwill impairment charge is a non-recurring expense and is not expected to recur in two years.
Response:
          The Company believes its presentation of EBITDA and Adjusted EBITDA1 has complied in all respects with the requirements of Item 10(e) of Regulation S-K and Question 8 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “Non-GAAP FAQ”).
          EBITDA and Adjusted EBITDA are among the primary metrics used by management to evaluate the performance of the business. Management believes that when viewed with the Company’s GAAP results and the accompanying reconciliation, EBITDA and Adjusted EBITDA provide additional information that is useful for management and investors to evaluate the operating performance of our core business without regard to potential distortions. Additionally, the Company believes that such metrics permit investors to gain an understanding of the factors and trends affecting the ongoing cash earnings, from which capital investments are made and debt is serviced. Additionally, these supplemental measures are used by management and the Board of Directors to evaluate the Company’s actual results against management’s expectations.

[1]	As the Staff observes, in our Form 10-K for the year ended December 31, 2008, we used the nomenclature “Pro-forma EBITDA.” Commencing with our Form 10-Q for the quarter ended March 31, 2009 and our Form 8-K filed on April 30, 2009, we began using the designation “Adjusted EBITDA,” rather than “Pro-forma EBITDA.” In substance, these measures are the same. To avoid confusion, our response refers only to “Adjusted EBITDA.”

          The Company defines EBITDA as the sum of (loss) income before (benefit) provision for income taxes, interest expense, net, interest expense-subordinated convertible debentures, net, depreciation-rental equipment, goodwill impairment charge, non-rental depreciation and amortization and stock compensation expense, net. The Company believes eliminating stock compensation expense and the goodwill impairment charge in its presentation of EBITDA is appropriate.
          First, as it pertains to stock compensation expense, we note the following: Similar to depreciation and amortization, which is typically excluded from EBITDA, stock option expense is a non-cash expense viewed by employees as a form of non-cash compensation. Management and the Company’s Board of Directors exclude stock option expense when evaluating the operating performance of the Company.
          The current methods to value and expense stock-based compensation are based on several assumptions such as a risk-free interest rate, the volatility and price of the Company’s underlying stock and the expected term of options granted, some of which are beyond the control of management. The exclusion of stock option expense from EBITDA allows management to perform analytical comparisons and to view operating trends that they can affect and have an actual impact on. Moreover, because of varying available valuation methodologies, a range of reasonable assumptions and the variety of stock option award types that companies can use when valuing equity-based awards under SFAS No. 123R, presenting EBITDA before stock option expense allows investors to make a more meaningful comparison between our core business operating results over different periods of time as well as with those of other similar companies. Further, similar to depreciation and amortization, stock option expense is excluded from EBITDA and recurs periodically. We refer, however, to SAB 107 Topic G (Interpretive Response to Question 2), which states that the Staff “believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.”
          With respect to the goodwill impairment charge which has also been excluded from our presentation of EBITDA, we believe this presentation is appropriate and consistent with Item 10(e) of Regulation S-K. Similar to the reasons noted above with respect to stock compensation expense, the goodwill impairment charge was a non-cash expense and was excluded by management and the Board of Directors when evaluating the Company’s 2008 profit (loss) as compared to the prior periods’ operating results. Additionally, the exclusion of the goodwill impairment charge from EBITDA allows investors to assess the operating performance of the Company the same way management does.
          With respect to Item 10(e)(1) of Regulation S-K, the Company believes the non-GAAP term EBITDA is not presented with equal or greater prominence than its most directly comparable GAAP financial measure, (loss) income before (benefit) provision for income taxes. This non-GAAP financial measure is reconciled to (loss) income before (benefit) provision for income taxes, its closest GAAP financial measure, and in our definition of EBITDA we state that management believes the presentation of EBITDA is useful for investors. Given management’s internal use of EBITDA (before stock option expense and exclusive of the goodwill impairment charge), we believe that presenting such a measure to investors provides relevant information and enables investors to assess the operating performance of the Company the same way management does. Further, the Company does not believe that investors are misled by the exclusion of stock option expense and the goodwill impairment charge from its EBITDA definition.
          The Company defines Adjusted EBITDA as EBITDA plus (i) the sum of the restructuring charge and the charge related to the settlement of the SEC inquiry less (ii) the sum of the merger termination benefit and the net foreign currency gain. The Company believes Adjusted EBITDA is useful to investors as it provides them with disclosures of the Company’s operating results on the same basis as that used by the Company’s management. It should also be noted that the Company’s adjustments have had the impact of both increasing and decreasing our reported Adjusted EBITDA. Additionally, the Company’s management believes that Adjusted EBITDA provides useful information to investors about the performance of the Company’s overall business because the measure eliminates the effects of certain recurring and other unusual or infrequent charges that are not directly attributable to the Company’s underlying operating performance. Accordingly, the Company believes that the presentation of Adjusted EBITDA, when used in conjunction with GAAP financial measures, is a useful financial analysis tool, used by the Company’s management as described above, which can assist investors in assessing the Company’s financial condition, operating performance and underlying strength.
          In future filings, we will include a more comprehensive discussion of the nature of the items which have been excluded from our calculation of EBITDA and Adjusted EBITDA.
Critical Accounting Policies
General
2.	In future filings please enhance your critical accounting policies to discuss events which may trigger an impairment analysis of your rental equipment and your property and equipment and a thorough description of the qualitative and quantitative factors you may consider in determining if an impairment analysis is necessary. Also, please disclose in future filings whether you have performed a recent impairment test pursuant to SFAS 144. Please explain any qualitative and quantitative factors you considered. Specifically address the following:
•	Identify the nature of your asset groups and provide a more comprehensive discussion of how you estimate the future cash flows of your asset groups to test them for recoverability. Refer to Paragraphs 16-21 of SFAS 144;

•	Identify those asset groups for which their undiscounted cash flows are not materially different from their carrying amount and quantify the carrying amount of those assets groups. In this regard, your disclosures should clearly communicate to investors the amount of your rental equipment that is at-risk for impairment, as this is your largest asset;

•	Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.

•	Discuss quantitative information regarding any significant known trends;

•	Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.
Response:
          The Company acknowledges the Staff’s comment and will provide the requested disclosures in future filings.
Useful Lives of Rental Equipment and Property and Equipment
3.	With a view towards future disclosures, please provide us with a quantified discussion of your estimates of the useful lives and salvage value and a sensitivity analysis of these assumptions based upon reasonably likely changes. Reference Release No. 33-8350.
Response:
          We are providing the following information related to our rental equipment and property and equipment.
          Rental Equipment. The table below, which is as of June 30, 2009, provides the net book value, weighted-average useful life, weighted-average salvage value and annual depreciation expense for certain key categories of equipment.

			Weighted	Annual
		Weighted average	Average	depreciation
	NBV	useful life	salvage	Expense
	($000’s)	(years)	value	($000’s)

Lifts — Boom	895,934	9.8	9.0%	118,723
Forklifts Reach	378,740	9.8	9.0%	49,216
Lifts — Scissor	353,248	9.8	9.2%	46,677
Backhoes	70,170	9.7	9.5%	9,591
Forklifts Industrial	68,071	9.6	9.6%	8,995
Skidloaders	67,385	8.8	9.6%	9,564
Mini Excavators	55,932	9.7	9.1%	7,623
Generators	54,545	5.9	9.5%	12,473
Excavators	55,055	8.9	9.0%	8,194
Compaction -Rollers	32,096	4.9	8.8%	12,649
Air Compressors	41,114	9.2	9.4%	5,501
Loaders	32,627	9.7	9.5%	4,570

Total above categories	2,104,916			293,774
Total company	2,521,738
Coverage	83%

          To the extent that the useful lives of all of our rental equipment were to increase or decrease by one year, we estimate that our annual depreciation expense would change by $44 million. Similarly, to the extent the estimated salvage value of all of our rental equipment were to increase or decrease by one percentage point, our annual depreciation expense would change by $4 million. Additionally, it is worth noting that any change in depreciation expense as a result of a hypothetical change in either useful lives or salvage values would generally result in a proportional increase or decrease in the gross profit we would recognize upon the ultimate sale of the asset.
          Property and Equipment. The table below, which is as of June 30, 2009, provides the net book value, weighted-average useful life, and annual depreciation expense for all categories of our property and equipment.

			Annual
		Weighted-average	depreciation
	NBV	useful life	expense
	($000’s)	(years)	($000’s)

Land	110,577		N/A
Land Improvements	6,346	17.5	509
Building & Improvements	162,360	21.4	9,678
Construction in Progress	31,796		N/A
Transportation	14,954	7.0	3,767
Machinery & Equipment	20,854	8.9	4,905
Furniture & Fixtures	32,089	6.8	12,142
Leasehold Improvements	54,833	7.1	20,568

Total company	433,809		51,570
          To the extent that the useful lives of all of our depreciable property and equipment were to increase or decrease by one year, we estimate that our annual non-rental depreciation expense would change by $7 million.
Evaluation of Goodwill Impairment
4.	Please provide us with a specific and comprehensive discussion regarding how you determined that your reporting units were your regions. In this regard, please tell us what consideration you have given to whether your branches or districts were your reporting units. Reference Paragraph 30 of FAS 142.

Response:
          The Company is organized along a branch, district and region structure and, as of March 31, 2009, our business included nine regions, 74 districts and 618 branches. Between 1997 and 2003, our Chief Operating Decision Maker (“CODM”) reviewed individual branch budgets and conducted performance reviews at the branch level. The CODM reviewed such information because of the under-developed nature of the Company’s management infrastructure. Consequently, during this period, our branches were deemed operating segments and, between 2002 (when SFAS 142 became effective) and 2004, our branches were also our reporting units (and hence the level at which our goodwill impairment testing was performed). 2
          Beginning in 2004 and as the business matured, our CODM began conducting budget and performance reviews at the region level, rather than at the branch or district level. Additionally, beginning in 2004, the CODM began allocating fleet capital on a regional basis. As a result of these considerations, we determined that the regions represented operating segments in accordance with paragraph 10 of SFAS 131 and prior to any consideration of the aggregation criteria referenced in paragraph 17 of SFAS 131, as discussed below.
          In December 2008, we completed a realignment, reducing the number of our regions from 11 to nine. Our nine regions consist of seven geographic areas (e.g., Southwest, Gulf, Northwest, etc.) as well as two functional areas (Trench Safety, Pump and Power (“Trench”) and Aerial West). The seven geographic regions, all of which are associated with our general rentals business, as well as the Aerial West region, have been aggregated into one operating segment in accordance with the aggregation criteria of paragraph 17 of SFAS 131.3 Trench represents both its own region and its own operating segment. As a result of the application of the aggregation criteria, management determined that it had two reporting segments — General Rentals (including Aerial West) and Trench.

[2]	Please note that management’s determination that there was a change in our reporting units from branches to regions was the subject of a comment letter response we provided to the Staff on February 1, 2006. In connection with this comment letter process, we provided substantially the following disclosure in our 2005 and 2006 Form 10-Ks: “Prior to January 1, 2004, we tested for goodwill impairment on a branch-by-branch basis. Accordingly, a goodwill write-off was required even if only one or a limited number of our branches had an impairment as of the testing date and even if there was no impairment for all our branches on an aggregate basis. Commencing January 1, 2004, we began testing for goodwill impairment at a regional, rather than a branch, level. We began testing for impairment at this level because accounting standards require that goodwill impairment testing be performed at the reporting unit level. In 2004, following a reorganization of our reporting structure, our regions became our reporting units. This change in reporting units may impact future goodwill impairment analyses because there are substantially fewer regions than there are branches.”

[3]	The Aerial business includes a concentration of certain products that exist in our General Rentals business. The Aerial West region was combined with the General Rentals geographic regions because it has similar economic characteristics (confirmed by a recent analysis of equipment rental gross margins) to the General Rentals geographic regions. Additionally, it is similar in terms of the nature of its products, services and customers (as contemplated by paragraph 17 of SFAS 131).

          SFAS 142 defines a reporting unit as an operating segment or one level below an operating segment (a component). Each region within the General Rentals reporting segment was deemed to be a reporting unit. Trench, which represents its own region, its own operating segment and its own reporting segment, is also a reporting unit.
          Branches and districts represent businesses for which discrete financial information is available. Beginning in 2004 and continuing through the current period, however, because the CODM does not use branch or district information while making decisions when assessing performance and allocating resources, branches and districts do not represent operating segments; we believe this is consistent with paragraph 10 of SFAS 131. Paragraph 30 of SFAS 142 indicates that reporting units are operating segments or one level below an operating segment (“components”); districts would meet this definition of being a component. However, paragraph 30 of SFAS 142 further indicates that two or more components of an operating segment shall be aggregated if the components have similar economic characteristics, with paragraph 17 of SFAS 131 used as the guidance with respect to similar economic characteristics. Therefore, and as noted above, after aggregating the districts, our operating segments (or regions) are the reporting units at which goodwill is evaluated.
5.	It appears that any additional impairment of your goodwill may have a significant impact on your results. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please discuss the following in future filings:
•	A quantitative discussion of each of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	A qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

•	Quantitative information regarding any significant known trends;

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.
Please tell us your intentions with regard to these disclosures.
Response:
          The Company acknowledges the Staff’s comment and will provide the requested disclosures in future filings.
Income Taxes
6.	Tell us and revise future filings to disclose the basis for your determination that deferred tax assets will be realized in the future. Please enhance your future disclosures by identifying the positive and negative evidence you consider besides the legal entity or consolidated groups historical and projected financial results when determining if a valuation allowance was necessary. Refer to Paragraphs 23 and 24 of SFAS 109.
Response:
          The Company acknowledges the Staff’s comment and will provide the requested disclosures in future filings.
          Supplementally, we note that we recognize deferred tax assets and liabilities for certain future deductible or taxable temporary differences expected to be reported in our income tax returns. These deferred tax assets and liabilities are computed using the tax rates that are expected to apply in the periods when the related future deductible or taxable temporary difference is expected to be settled or realized. In the case of deferred tax assets, the future realization of the deferred tax benefits and carryforwards are determined with consideration to historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences, and tax planning strategies. The most significant evidence that we consider in the recognition of deferred tax assets is reversal of temporary differences resulting from book versus tax depreciation of our rental equipment fleet. We also generally evaluate projected taxable income over an appropriate period for each jurisdiction to determine the recoverability of all deferred tax assets and, in addition, examine the length of the carryforward to ensure the deferred tax assets are established in an amount that is more likely than not to be realized. We have provided a partial valuation allowance against a deferred tax asset for state operating loss carryforward amounts. This valuation allowance was required because it is more likely than not that some of the state carryforward amounts will expire unused due to restrictive carryback/carryover rules in various states that would limit realization of tax benefits, and our history of certain state operating loss carryforwards expiring unused.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies.
Rental Equipment
7.	Please revise future filings to disclose the costs incurred from refurbishment programs for each period presented. Such disclosure will allow readers to better understand your capital expenditures.
Response:
          The Company acknowledges the Staff’s comment and will provide the requested disclosures in future filings.

Revenue Recognition
8.	With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the circumstances in which you recognize incremental revenue. In addition, please revise future filings to disclose the amount of incremental revenue recognized for each period presented.
Response:
          As disclosed in our Form 10-K for the year ended December 31, 2008, we recognize equipment rental revenue on a straight-line basis. Our rental contract periods are daily, weekly or monthly. By way of example, if a customer were to rent a piece of equipment and the daily, weekly and monthly rental rates for that particular piece were (in actual dollars) $100, $300 and $900, respectively, we would recognize revenue of $32.14 per day. The daily rate for recognition purposes is calculated by dividing the monthly rate of $900 by the monthly term of 28 days. As part of this straight-line methodology, when the equipment is returned, we recognize as incremental revenue the excess, if any, between the amount the customer is contractually required to pay over the cumulative amount of revenue recognized to date.
          In any given accounting period, we will have customers return equipment and be contractually required to pay us more than the cumulative amount of revenue recognized to date. For instance, continuing the example from the preceding paragraph, if a customer rents a piece of equipment on March 29 of a calendar quarter and returns it at the close of business on April 1 (four days later), we will recognize incremental revenue on April 1 of $171.44 (representing the difference between the amount the customer is contractually required to pay ($300) and the cumulative amount recognized to date on a straight-line basis (4 days * $32.14/day or $128.56)).
          Because we do not track or manage incremental revenue and because we do not believe this information would be meaningful to investors, we propose to disclose, in future filings and as of each balance sheet date, the amount of deferred revenue. We believe this measure could be useful to investors.
Note 4. Segment Information
9.	We note that you are currently reporting in two segments: general rentals and trench safety, pump and power. Based on your description on Page Four, your organization appears to be organized by branch, then by district and then by region. We also note that your general rentals segment includes the rental of construction, infrastructure, industrial and homeowner equipment and related services. Please clarify if each of your branches generates revenue from each of these types of equipment rentals and services. In addition, please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments. Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in Paragraph 17 of SFAS 131 and EITF 04-10.

Response:
          Although branches and districts represent businesses for which discrete financial information is available, our CODM has conducted budget and performance reviews at the region level since 2004. Additionally, fleet capital is allocated and managed on a regional basis. As a result of these considerations, we have determined that the regions represent operating segments in accordance with paragraph 10 of SFAS 131 and prior to any consideration of the aggregation criteria referenced in paragraph 17 of SFAS 131.
          Currently, we have nine regions, including seven geographic areas (e.g., Southwest, Gulf, Northwest, etc.) as well as two functional regions (Trench and Aerial West). The seven geographic regions, all of which are associated with our general rentals business, as well as the Aerial West region, have been aggregated into one operating segment in accordance with the aggregation criteria of paragraph 17 of SFAS 131 and EITF 04-10.4 Trench, which represents its own region, its own operating segment and its own reporting segment, is also a reporting unit. Trench has not been aggregated into the general rentals reporting segment as it does not satisfy the aggregation criteria of paragraph 17 of SFAS 131.
          All the branches in our general rentals segment generate revenue from either the rental of construction, infrastructure, industrial or homeowner equipment and related services and activities, though the mix varies by branch (for example, one branch could generate 90% of its revenue from industrial equipment, with little or no homeowner revenue, while another could generate most of its revenue from construction equipment, with little or no industrial revenue).
Exhibit 10(ss), Page 93
10.	We note that you have omitted the schedules and exhibits to Exhibit 10(ss), which you incorporate by reference to the Form 8-K filed June 12, 2008. Please provide us with a complete copy of each of the omitted schedules and exhibits for this exhibit. In addition, please provide us with an explanation as to why you have omitted the schedules and exhibits to those exhibits.
Response:
          The referenced schedules and exhibits have been forwarded to the Staff under separate cover. Such schedules and exhibits were not filed in 2008 as the Company determined that such documentation was not material. Exhibit 10(ss), including the schedules and exhibits, will be filed in connection with the Company’s next periodic report. We note, however, the inclusion of confidential bank account information on Schedule 8.11. As discussed with Mr. King, the

[4]	The Aerial business includes a concentration of certain products that exist in our General Rentals business. The Aerial West region was combined with the General Rentals geographic regions because it has similar economic characteristics (confirmed by a recent analysis of equipment rental gross margins) to the General Rentals geographic regions. Additionally, it is similar in terms of the nature of its products, services and customers (as contemplated by paragraph 17 of SFAS 131).

Company will (concurrently with the filing of its next periodic report) request confidential treatment of such confidential information so that it can be redacted in the filing.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
Annual Performance-Based Cash Incentives
11.	In the first full paragraph on Page 24, you disclose that Messrs. Fahey and DeWitt received discretionary upward adjustments to their payments under the Corporate Plan. Please tell us the dollar amounts of these adjustments and, in future filings, please disclose the dollar amount of any similar adjustments.
Response:
          The Company acknowledges the Staff’s comment and notes that the dollar amount of the adjustments to the amounts payable under the Corporate Plan are disclosed in the proxy statement. The discretionary amounts awarded to Messrs. Fahey ($22,500) and DeWitt ($1,797) are set forth in footnotes 22 and 26, respectively, on page 33. If the Company makes similar adjustments in the future, we will disclose such adjustments in future filings.
12.	Please tell us supplementally, with a view toward future disclosure, your reasons for modifying the business criteria that measure the named executive officers’ performance for 2009.
Response:
          The Company acknowledges the Staff’s comment and supplementally notes, as described in part on page 24, the performance goals for 2009 to be used to determine annual incentive awards for the Company’s Chief Executive Officer and Chief Financial Officer, as well as for the Company’s other named executive officers. The business criteria being used for 2009 were selected by the Compensation Committee because they represent the key elements of management’s 2009 business plan. For example, EBITDA margin and SG&A reduction are indicators of achieving an advantaged cost position, while Free Cash Flow and EBITDA Dollars (both of which were used as business criteria in 2008 and 2009) are indicators of liquidity.
          If the Compensation Committee modifies the business criteria used to determine bonuses, the Company will disclose the reasons for such modification in future filings.
Severance and Change in Control Benefits
13.	We note that certain executive officers are entitled to receive payments in connection with the change-in-control provisions in their severance agreements. With a view towards future disclosure, please tell us how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, please tell us how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See Paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.
Response:
          The Company acknowledges the Staff’s comment and supplementally notes, as described in part on page 28, why the Compensation Committee has determined to provide severance and change in control benefits. Such benefits fit into our overall compensation objectives because we believe that providing reasonable severance benefits is necessary in order to attract and retain quality executive leadership. Quality executive leadership, as delineated on page 17, is a fundamental objective of our executive compensation program. Moreover, we believe that, change in control provisions align the interests of executives and our stockholders because they allow our executives to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment. Such alignment is also a fundamental objective of our compensation program.
          Specifically, the level of benefits provided under various circumstances is based on the Company’s understanding, and that of Towers Perrin, the Compensation Committee’s compensation consultant, of the most prevalent practices among comparably-sized companies, except for the requirement of a “double trigger” for accelerated vesting of equity awards made in 2009 if there is a change of control and the Company’s stock continues to be publicly traded. In this circumstance, both a change in control and an involuntary or constructive termination of employment are required in order to trigger accelerated vesting, even though we believe a “single trigger” (i.e., a change in control only) is more prevalent. The Company views a “double trigger” as more appropriate in this circumstance given the current economic environment.
          Lastly, note that the existence of arrangements providing for severance and change in control benefits did not affect decisions that the Compensation Committee made regarding other compensation elements. Although the variables used for determining an executive’s severance payout and benefits under the arrangements change from year to year and differ among the executives, the formula itself does not change from year to year.
Form 10-Q for the year ended March 31, 2009
Item 2. Management’s Discussion and Analysis
14.	We note some deterioration in revenues, gross profit, and net income during your first quarter. While we note instances where you have highlighted this deterioration in the discussion of your results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a full understanding of management’s views regarding the downturn in the overall economy, its impact on the company and management’s plans to address this impact. This discussion should provide detailed information regarding your customers, recent rental activity, expected trends, management’s response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Response:
          In the Executive Overview section of MD&A of our Form 10-Q for the quarter ended June 30, 2009, we provided the following disclosure related to the construction environment. Note that the underlined portion was not provided in our Form 10-Q for the quarter ended March 31, 2009:
     As we expected, and consistent with the decline in non-residential construction activity over the first half of the year, the first six months of 2009 have been challenging for both our company and the U.S. equipment rental industry.
          Additionally, in our Form 10-K for the year ended December 31, 2008, we provided the following forward-looking disclosure related to the expected impact of the economic environment on construction activity and, more specifically, our net rental capital expenditures (and hence liquidity) for 2009:
     The amount of our future capital expenditures will depend on a number of factors, including general economic conditions and growth prospects. We estimate that our net rental capital expenditures, which we define as purchases of rental equipment less proceeds from sales of rental equipment, for 2009 to decline to approximately $100 million from $360 million in 2008, in line with our expectations for reduced construction activity and a challenging economic environment.
          Further, in the liquidity section of the MD&A of our Form 10-Q for the quarter ended June 30, 2009, we provided the following disclosure regarding the year-over-year increase in free cash flow:
     The year-over-year increase in free cash flow was primarily the result of a $299 million reduction in purchases of rental equipment, partially offset by lower cash generated from operating activities.
          Finally, in note 3 to the unaudited condensed consolidated financial statements of our Form 10-Q for the quarter ended June 30, 2009, we provided the following disclosure regarding management’s strategy in light of the economic environment:
     In 2008, our strategy was designed to grow our earnings at higher margins, and a key element of this strategy was reducing our operating costs. In connection with this strategy, and in recognition of the challenging economic environment, we reduced our employee headcount from approximately 10,900 at December 31, 2007 to approximately 9,900 at December 31, 2008. Additionally, we reduced our branch network from 697 at December 31, 2007 to 628 at December 31, 2008. In 2009, we have continued to reduce our headcount and branch network. In the first half of

2009, we reduced our headcount by approximately 1,300 employees, or 13 percent, and closed 48 of our least profitable branches.
          We believe that these disclosures, coupled with the risk factors and forward-looking disclosures provided in our periodic reports, appropriately address the impact the economic downturn and credit environment has had on our business and notably the impact on our profitability and cash flows. In future filings, we will continue to provide similar disclosures when relevant and enhance them, as appropriate, so investors can continue to assess the impact that market conditions have on the Company’s strategy, results of operations and financial position.
Loan and Covenants Compliance, Page 25
15.	We note your statement that any failure to be in compliance with any material provision or covenant of your debt agreements could have a material adverse effect on your liquidity and operations. Given the importance of available funding to your business, please revise future filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants.
Response:
          In the Form 10-Q for the quarter ended June 30, 2009, we updated our disclosure of Loan Covenants and Compliance (from the Form 10-Q for the quarter ended March 31, 2009) as follows:
     Loan Covenants and Compliance. As of June 30, 2009, we were in compliance with the covenants and other provisions of our ABL facility, the senior notes, the subordinated convertible debentures and our accounts receivables securitization facility. Any failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.
     The only financial covenants which currently exist relate to the fixed charge coverage ratio and the senior secured leverage ratio in the ABL facility. Both of these covenants “sprung off” on June 9, 2009 because our availability, as defined, had exceeded the necessary 20 percent threshold. Since the June 9, 2009 spring off date and through June 30, 2009, availability under the ABL facility has exceeded the 10 percent threshold and, as a result, these maintenance covenants were not applicable. Subject to certain limited exceptions specified in the credit agreement governing the ABL facility, these covenants will only apply in the future if availability under the ABL facility falls below 10 percent.

          In future filings, as appropriate, we will continue to provide the above disclosure. To the extent the ABL covenants “spring on” or otherwise become applicable, or to the extent other financial maintenance covenants become relevant, the Company will provide the requested disclosures.
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          The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor. The Company’s auditor has indicated their concurrence with the responses set forth herein.
          In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely, UNITED RENTALS, INC.
/s/ William B. Plummer
William B. Plummer
Chief Financial Officer

cc:	Mindy Hooker, Staff Accountant Tricia Armelin, Senior Staff Accountant Chambre Malone, Attorney Dietrich King, Attorney